Exhibit 4.3

SUPPLEMENTAL INDENTURE

This Supplemental Indenture, dated as of August 2, 2004 (this “Supplemental Indenture”), is made by and among Fisher Scientific International Inc., a Delaware corporation (“Fisher”), Apogent Technologies Inc., a Wisconsin corporation (the “Company”), and The Bank of New York, a New York banking corporation, as trustee (the “Trustee”) under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of October 10, 2001 (as amended, supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of an aggregate principal amount of $300 million of 2.25% Senior Convertible Contingent Debt Securities (CODES) due 2021 of the Company (the “Securities”);

WHEREAS, Section 12.4 of the Indenture provides that, upon any merger of the Company with another corporation as a result of which holders of the common stock, par value $0.01 per share of the Company (the “Apogent Common Stock”) shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Apogent Common Stock (a “Qualifying Merger”), the Company must execute with the Trustee a supplemental indenture providing that the Securities will be convertible into the kind and amount of shares of stock and other securities or property or assets which a Holder (as defined in the Indenture) of the Securities would have been entitled to receive upon the Qualifying Merger had the Securities been converted into Apogent Common Stock immediately prior to the Qualifying Merger, and that such supplemental indenture shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in Article 12 of the Indenture;

WHEREAS, Section 12.4 of the Indenture also provides that if the stock or other securities and assets receivable thereupon by a holder of Apogent Common Stock in the Qualifying Merger includes shares of stock or other securities and assets of a corporation other than the Company in such Qualifying Merger, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors of the Company shall reasonably consider necessary by reason of the foregoing, including to the extent practicable the provisions providing for the repurchase rights set forth in Article 11 of the Indenture;

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of March 17, 2004, as amended on April 16, 2004, by and among Fisher, Fox Merger Corporation, a Wisconsin corporation and a direct, wholly-owned subsidiary of Fisher (“Merger Sub”) and Apogent, Merger Sub merged with and into the Company and the Company became a direct, wholly-owned subsidiary of Fisher (the “Merger”), effective as of 12 p.m.(Eastern time) on the date hereof (the “Effective Time”);

WHEREAS, in connection with the Merger, each outstanding share of the Apogent Common Stock was converted into a right to receive 0.56 shares of the common stock, par value $0.01 per share of Fisher (the “Fisher Common Stock”); and

WHEREAS, pursuant to Section 7.1 of the Indenture, the Trustee and the Company are authorized to execute and deliver a supplemental indenture to amend the Indenture without the consent of any Holder, (a) to provide for conversion rights of Holders of Securities in the event of a Qualifying Merger or similar transaction, and (b) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision in the Indenture or which is otherwise defective, or to make any other provisions with respect to matters or questions arising under the Indenture which the Company may deem necessary or desirable and which shall not be inconsistent with the provisions of the Indenture; provided, however, that such action does not, in the good faith opinion of the Board of Directors of the Company and the Trustee, adversely affect the interests of the Holders of Securities in any material respect.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, Fisher, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:

ARTICLE I

Definitions

SECTION 1.1. Terms Used in this Supplemental Indenture. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital thereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

SECTION 1.2. Restatement of Certain Definitions in the Indenture. The following definitions in Section 1.1 of the Indenture are hereby amended and restated as follows:

“Adjusted Interest Rate” means, with respect to any Reset Transaction, rate per annum that is the arithmetic average of the rates quoted by two Reference Dealers engaged in the trading of convertible securities selected by the Company or its successor as the rate at which the interest on the CODES should accrue so that the Fair Market Value, expressed in dollars, of a CODES immediately after the later of:

(a) the public announcement of the Reset Transaction; or

(b) the public announcement of a change in dividend policy in connection with the Reset Transaction,

will equal most closely the average Trading Price of the CODES for the 20 Trading Days preceding the date of public announcement of the Reset Transaction or the change in dividend policy, as the case may be; provided that the Adjusted Interest Rate shall not be less than 2.25% per annum.

“Board of Directors” means either the board of directors of the Company or Fisher, as applicable, or any committee of that board empowered to act for it with respect to this Indenture.

“Board Resolution” means a resolution duly adopted by the applicable Board of Directors, a copy of which, certified by the Secretary or an Assistant Secretary of the Company or Fisher, as applicable, to be in full force and effect on the date of such certification, shall have been delivered to the Trustee.

“Change of Control” means the occurrence of any of the following after the original issuance of the Securities when any of the following has occurred:

(1) the acquisition by any “person”, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions of shares of Fisher’s or the Company’s Capital Stock entitling such person to exercise 50% or more of the total voting power of all shares of such company’s Capital Stock entitled to vote generally in elections of directors, other than any acquisition by Fisher, any of its Subsidiaries or any of its employee benefit plans (except that such person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition);

(2) the first day on which a majority of the members of the Board of Directors of Fisher are not Continuing Directors; or

(3) any consolidation or merger of Fisher or the Company with or into any other person (which for purposes of this definition has the meaning set forth in Section 13(d)(3) of the Exchange Act), any merger of another person into Fisher or the Company, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the properties and assets of Fisher or the Company to another person, other than, in each case, (x) any transaction (i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Capital Stock of Fisher or the Company, as applicable and (ii) pursuant to which holders of Capital Stock of Fisher or the Company, as applicable, immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of the Capital Stock of such company entitled to vote generally in the election of directors of the continuing or surviving person immediately after such transaction, (y) any such merger solely for the purpose of changing the jurisdiction of incorporation of Fisher or the Company, as applicable, and resulting in a reclassification, conversion or exchange of outstanding common stock of such company solely into shares of the common stock of the surviving entity, or (z) any such consolidation or merger of Fisher or the Company with or into any Fisher Subsidiary, any merger of any Fisher Subsidiary into Fisher or the Company, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the properties and assets of Fisher or the Company to any Fisher Subsidiary;

provided, however, that a Change of Control shall not be deemed to have occurred if the Sale Price per share of Common Stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the Change of Control or the public announcement of the Change of Control, in the case of a Change of Control under clause (1) above, or the period of 10 consecutive Trading Days ending immediately before the Change of Control, in the case of a Change of Control under clause (2) above, shall equal or exceed 110% of the Conversion Price of the CODES in effect on each such Trading Day or at least 90% of the consideration in the transaction or transactions constituting a Change of Control consists of shares of common stock traded or to be traded immediately following such Change of Control on a national securities exchange or the Nasdaq National Market and, as a result of the transaction or transactions, the CODES become convertible solely into such common stock (and any rights attached thereto).

For the purposes of this definition, “beneficial ownership” shall be determined in accordance with Rule 13d-3 under the Exchange Act.

“Common Stock” means any stock of any class of Fisher which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of Fisher and which is not subject to redemption by Fisher. However, subject to the provisions of Section 12.2 hereof, shares issuable on conversion of the CODES shall include only shares of the class designated as Common Stock, par value $.01 per share, of Fisher at the date of execution of the Supplemental Indenture dated August 2, 2004, by and among the Company, Fisher and the Trustee or shares of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of Fisher and which are not subject to redemption by Fisher, provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Fisher who (i) was a member of the Board of Directors of Fisher on August 2, 2004 at any time after the Effective Time or (ii) was nominated for election or elected to the Board of Directors of Fisher with the approval of two-thirds of the Continuing Directors who were members of the Board of Directors of Fisher at the time of a new director’s nomination or election.

“Conversion Price” means the principal amount of CODES that can be exchanged for one share of Common Stock ($54.45 immediately following the effective time of the merger of the Company and a Fisher Subsidiary on August 2, 2004, calculated as provided in Section 2.1 of the Supplemental Indenture), subject to adjustments set forth herein.

“Conversion Rate” means the number of shares of Common Stock into which each $1,000 principal amount of CODES is convertible, (approximately 18.3655 immediately following the effective time of the merger of the Company and a Fisher Subsidiary on August 2, 2004, calculated as provided in Section 2.1 of the Supplemental Indenture), subject to adjustments as set forth herein.

“Dividend Yield” on any security for any period means the dividends paid or proposed to be paid pursuant to an announced dividend policy on such security for such period, divided by, if with respect to dividends paid on such security, the average Sale Price of such security during such period and, if with respect to dividends proposed to be paid on such security, the Sale Price of such security on the effective date of the Reset Transaction.

“Euroclear” means Euroclear Bank S.A./N.V., as operator of the Euroclear System) or any successor securities clearing agency).

“Obligations” means any principal, interest, including interest accruing on or after the filing of any petition of bankruptcy or for reorganization (whether or not a claim for post-filing interest is allowed in such proceeding), redemption, repurchase, conversion amounts, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, additional amounts, guarantees and other liabilities or amounts payable under the documentation governing any indebtedness or in respect thereto.

“Transfer Agent” means Mellon Investor Services LLC (or any successor thereto).

SECTION 1.3. Addition of Certain Definitions to the Indenture. Section 1.1 of the Indenture is hereby amended to add the following defined terms:

“Fisher” means Fisher Scientific International Inc., a Delaware corporation, until a successor Person shall have become obligated under the Indenture pursuant to Section 12.4 of the Indenture as amended hereby.

“Fisher Subsidiary” means a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by Fisher or by one or more other such corporations, or by Fisher and one or more other such corporations.

“Supplemental Indenture” means the supplemental indenture with respect to the CODES that is dated as of August 2, 2004 and is by and among Fisher, the Company and the Trustee.

SECTION 1.4. Modified Defined Terms.

(a) The references to the term “Company’s Common Stock” in the definitions of “Reset Transaction” and “Trading Price” in Section 1.1 of the Indenture are hereby revised to refer to “Common Stock.”

(b) The references to the term “Officers’ Certificate” in Sections 5.1(j), 9.5 and 14.5 of the Indenture are hereby revised to refer to an “Officers’ Certificate of the Company or Fisher, as applicable.”

(c) The references to the term “Officer” in Sections 9.5 and 14.5 of the Indenture are hereby revised to refer to an “Officer of the Company or Fisher, as applicable.”

(d) The references to the term “Opinion of Counsel” in Section 14.5 of the Indenture are hereby revised to refer to an “Opinion of Counsel of the Company or Fisher, as applicable.”

ARTICLE II

Conversion Provisions

SECTION 2.1. Conversion into Common Stock of Fisher.

(a) Pursuant to the terms of Sections 12.1 and 12.4 of the Indenture, the parties acknowledge that as a result of the Merger the Holder of each outstanding Securities on the date hereof became entitled to receive, upon conversion of such Securities, the same amount of Fisher Common Stock which such Holder would have been entitled to receive upon the Merger had such Securities been converted into Apogent Common Stock immediately prior to the Merger. Accordingly, the parties acknowledge that as of the date of this Supplemental Indenture, and subject to future adjustment as provided herein and in the Indenture, the Conversion Price is $54.45, which Conversion Price was calculated as follows: $30.49 per share of Apogent Common Stock (the approximate conversion price immediately before the Merger) divided by 0.56 (the exchange ratio in the Merger). Accordingly, the parties acknowledge that as of the date of this Supplemental Indenture, and subject to future adjustment as provided herein and in the Indenture, the Conversion Rate is approximately 18.3655.

(b) [Intentionally omitted.]

(c) Section 12.1(b) is hereby revised to read as follows:

“(b) In addition, in the event that:

(1) (A) Fisher distributes to all holders of its shares of Common Stock rights or warrants entitling them (for a period expiring within 60 days of the Record Date for such distribution) to subscribe for or purchase shares of Common Stock, at a price per share less than the Sale Price of the Common Stock on the Business Day immediately preceding the announcement of such distribution, (B) Fisher distributes to all holders of its shares of Common Stock, cash or other assets, debt securities or rights or warrants to purchase its securities, where the Fair Market Value (as determined by the Board of Directors of Fisher) of such distribution per share of Common Stock exceeds 10% of the Sale Price of a share of Common Stock on the Business Day immediately preceding the date of declaration of such distribution, or (C) a Change of Control occurs but Holders of CODES do not have the right to require the Company to purchase their CODES as a result of such Change of Control because either (i) the Sale Price of the Common Stock for specified periods (as described in the definition of Change of Control) exceeds specified levels (as described in the definition of Change of Control) or (ii) the consideration received in such Change of Control consists of Capital Stock that is freely tradable and the CODES become convertible into that Capital Stock as specified in the definition of Change of Control, then, in each case, the CODES may be surrendered for conversion at any time on and after the date that the Company gives notice to the Holders of such right, which shall be not less than 20 days prior to the Ex-Dividend Time for such distribution, in the case of (A) or (B), or within 30 days after the occurrence of the Change of Control, in the case of (C), until the earlier of the close of business on the Business Day immediately preceding the Ex-Dividend Time or the date the Company announces that such distribution will not take place, in the case of (A) or (B), or the earlier of 30 days after the Company’s delivery of the Repurchase Notice for Change of Control Repurchase Rights or the date the Company announces that the Change of Control will not take place, in the case of (C), or

(2) Fisher consolidates with or merges into another corporation, or is a party to a binding share exchange pursuant to which the shares of Common Stock would be converted into cash, securities or other property as set forth in Section 12.4 hereof, then the CODES may be surrendered for conversion at any time from and after the date which is 15 days prior to the date announced by Fisher as the anticipated effective time of such transaction until 15 days after the actual date of such transaction.

The Conversion Rate, at any time, shall equal (A) $1,000 divided by the Conversion Price at such time, rounded to three decimal places (rounded up if the fourth decimal place thereof is 5 or more and otherwise rounded down).”

SECTION 2.2. Conversion Procedures Adjustments.

(a) The fourth sentence of Section 12.2(a) is hereby revised to read as follows: “Fisher shall not issue any fraction of a share of Common Stock in connection with any conversion of CODES, but instead the Company shall, subject to Section 12.3(h) hereof, make a cash payment (calculated to the nearest cent) equal to such fraction multiplied by the Sale Price of the Common Stock on the last Trading Day prior to the date of conversion.”

(b) The second and third sentences of the third paragraph of Section 12.2(b) are hereby revised to read as follows:

“Subject to the next succeeding sentence, Fisher will, as soon as practicable thereafter, issue and the Company shall deliver at said office or place to such Holder of a Debenture, or to such Holder’s nominee or nominees, certificates for the number of full shares of Common Stock to which such Holder shall be entitled as aforesaid, together, subject to the last sentence of Section 12.2(a) above, with cash in lieu of any fraction of a share to which such Holder would otherwise be entitled. Neither the Company nor Fisher shall be required to deliver certificates for shares of Common Stock while the stock transfer books for such stock or the security register are duly closed for any purpose, but certificates for shares of Common Stock shall be issued and delivered as soon as practicable after the opening of such books or security register.”

SECTION 2.3 Conversion Price Adjustment.

(a) All provisions in Section 12.3 of the Indenture regarding adjustments to the Conversion Price shall remain in full force and effect, except that:

(i) all references to the Company contained in paragraphs (a), (b), (c), (d), (e), (f), (j) and (l) of Section 12.3 of the Indenture (other than the first two references to the Company in the seventh paragraph of Section 12.3(d)) are hereby revised to refer to Fisher; and

(ii) all references to the Board of Directors in Section 12.3 of the Indenture shall refer to the Board of Directors of Fisher; and

(iii) The reference to “the Company’s Subsidiaries” in the first sentence of the third paragraph of Section 12.3(d) of the Indenture is hereby revised to refer to “Fisher Subsidiaries”; and

(b) The last paragraph of Section 12.3(f) of the Indenture is hereby deleted in its entirety.

SECTION 2.4 Consolidation or Merger.

(a) The references to the Company in (i) the heading of Section 12.4, (ii) the first paragraph of Section 12.4 of the Indenture (including in subparagraphs (2) and (3) thereof and in the first line of the continuation following those subparagraphs), and (iii) the last sentence of Section 12.4, are each hereby revised to refer to Fisher.

(b) The reference to Article 12 in the last sentence of the first paragraph of Section 12.4 is hereby revised to refer to Article 11.

SECTION 2.5 Notices of Certain Events. All references to the Company in Section 12.6 are hereby revised to refer to Fisher.

SECTION 2.6 Reservation of Common Stock; Registration; Listing and Taxes on Conversion. All references to the Company in Sections 12.7 and 12.8 are hereby revised to refer to Fisher. The reference in the first sentence of Section 12.7(a) to the laws of the State of Wisconsin is hereby revised to refer to the laws of the State of Delaware.

SECTION 2.7 Determinations Final; Responsibility of Trustee. All references to “the Company” in Sections 12.10 and 12.11, including the heading of Section 12.10, are hereby revised to refer to “the Company or Fisher”. All references to the “Board of Directors” or “Board Resolution” in Section 12.10 are hereby deemed to refer to the Board of Directors of a Board Resolution of the Company or Fisher.

ARTICLE III

Additional Amendments to Protect Interests of the Holders

SECTION 3.1 Notice of Defaults. The second sentence of Section 5.6 of the Indenture is hereby revised to read as follows:

“The proviso in the first sentence of this Section 5.6 shall be in lieu of the proviso to Section 315(b) of the TIA and such proviso is hereby expressly excluded from this Indenture, as permitted by the TIA.”

SECTION 3.2 Reports by Trustee to Holders. The second paragraph of Section 5.7 of the Indenture is hereby revised to read as follows:

“A copy of each report at the time of its mailing to Holders shall be filed with the Commission, if required, and each stock exchange, if any, on which the Securities or the Common Stock are listed. The Company or Fisher, as applicable, shall promptly notify the Trustee when the Securities or the Common Stock become listed on any stock exchange and of any delisting thereof.”

SECTION 3.3 Successor Corporation Substituted. The second sentence of Section 6.2 of the Indenture is hereby amended to delete the following phrase: “the predecessor corporation.”

SECTION 3.4 Amendments, Supplements and Waivers Without Consent of Holders of CODES. Section 7.1(c) of the Indenture is hereby amended and restated to read as follows:

“(c) provide for conversion rights of Holders of CODES if any reclassification or change of the Common Stock or any consolidation, merger or sale of all or substantially all of Fisher’s assets occurs;”

SECTION 3.5 Corporate Existence. Section 9.3 of the Indenture is hereby amended and restated as follows:

“Each of Fisher and, subject to Article 6 hereof, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises (and in the case of the Company, franchises of each Subsidiary; provided, however, that each of Fisher and the Company shall not be required to preserve any such right or franchise if its Board of Directors shall determine in good faith that the preservation thereof is no longer desirable in the conduct of the business of it and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders.”

SECTION 3.6 Tax Treatment of CODES. Section 9.7 of the Indenture is hereby amended and restated to read as follows:

The Company agrees, and by acceptance of beneficial ownership interest in the CODES each beneficial holder of CODES will be deemed to have agreed, unless otherwise required by the Internal Revenue Service, for United States federal income tax purposes (1) to treat the CODES as indebtedness that is subject to Treas. Reg. Sec. 1.1275-4 (the “Contingent Payment Regulations”) and, for purposes of the Contingent Payment Regulations, to treat the fair market value of any stock beneficially received by a beneficial holder upon any conversion of the CODES as a contingent payment and (2) to be bound by the Company’s determination of the “comparable yield” and “projected payment schedule,” within the meaning of the Contingent Payment Regulations, with respect to the CODES. A Holder of CODES may obtain the amount of original issue discount, issue date, yield to maturity, comparable yield and projected payment schedule by submitting a written request for it to the Company at the address specified in accordance with Section 14.2.

SECTION 3.7 Repurchase Rights. Section 11.1(b) of the Indenture is hereby amended and restated as follows:

(b) Change of Control Put.

In the event that a Change of Control shall occur, each Holder shall have the right (each, a “Change of Control Repurchase Right” and, together with the Optional Repurchase Right, each a “Repurchase Right”), at the Holder’s option, but subject to the provisions of Section 11.2 hereof, to require the Company to repurchase, and upon the exercise of such right the Company shall repurchase, all of such Holder’s CODES not theretofore called for redemption, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof as directed by such Holder pursuant to Section 11.3 (provided that no single CODES may be repurchased in part unless the portion of the principal amount of such CODES to be Outstanding after such repurchase is equal to $1,000 or an integral multiple thereof), on the date (the “Change of Control Repurchase Date” and, together with the Optional Repurchase Date, each a “Repurchase Date”) that is a Business Day no earlier than 30 days nor later than 60 days after the date of the Company Notice at a purchase price in cash equal to 100% of the principal amount of the CODES to be repurchased (the “Change of Control Repurchase Price” and, together with the Optional Repurchase Price, each a “Repurchase Price”), plus accrued and unpaid Interest (including Contingent Interest) to, but excluding, the Change of Control Repurchase Date; provided, however, that installments of Interest (including Contingent Interest) on CODES whose Stated Maturity is prior to or on the Change of Control Repurchase Date shall be payable to the Holders of such CODES, or one or more Predecessor Securities, registered as such on the relevant Regular Record Date according to the terms and provisions of Section 2.1 hereof.

ARTICLE IV

Miscellaneous

SECTION 4.1 Notices. All notices and other communications to Fisher, the Company or any Guarantor shall be given as provided in the Indenture (or any supplemental indenture thereto). For purposes of Section 14.2, the addresses of Fisher and the Company are as follows:

Fisher Scientific International Inc.
One Liberty Lane
Hampton, New Hampshire 03842
Fax: (603) 929-2379
Attention: General Counsel

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Fax: (212) 735-2000
Attention: Richard Aftanas, Esq.

Apogent Technologies Inc.
c/o Fisher Scientific International Inc.
One Liberty Lane
Hampton, New Hampshire 03842
Attn: General Counsel
Fax: (603) 929-2379

SECTION 4.2 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 4.3. Governing Law. This Supplemental Indenture shall be governed by the laws of the State of New York.

SECTION 4.4. Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 4.5 Ratification of Indenture; Supplemental Indentures Part of Indenture; Trustee’s Disclaimer. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

SECTION 4.6. Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 4.7. Headings. The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

Exhibit 4.3

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

FISHER SCIENTIFIC INTERNATIONAL INC.

By:	/s/ Kevin P. Clark
Name:	Kevin P. Clark
Title:	Vice President and Chief Financial Officer

APOGENT TECHNOLOGIES INC.

By:	/s/ Michael K. Bresson
Name:	Michael K. Bresson
Title:	Executive Vice President – Administration,
General Counsel and Secretary

THE BANK OF NEW YORK, as Trustee

By:	/s/ Van Brown
Name:	Van Brown
Title:	Vice President